Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes 1) Q1 2011 CONFERENCE CALL and 2) Message from Bill Downe, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Q1 2011 CONFERENCE CALL

CORPORATE
PARTICIPANTS
Viki Lazaris
BMO Financial Group
SVP of IR
Bill Downe
BMO Financial Group
President & CEO
Russ Robertson
BMO Financial Group
CFO
Tom Flynn
BMO Financial Group
EVP and Chief Risk Officer

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
     In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
     Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011

Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s First Quarter 2011 Report to Shareholders and 2010 Annual Report, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011

Additional Information for Stockholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
PRESENTATION

Viki Lazaris - BMO Financial Group — SVP of IR
Thank you. Good afternoon everyone and thanks for joining us today. Our agenda for today’s investor presentation is as follows:
We will begin the call with remarks from Bill Downe, BMO’s CEO followed by presentations from Russ Robertson, the bank’s Chief Financial Officer and Tom Flynn, our Chief Risk Officer.
After their presentations we will have a short question and answer period where we will take questions from pre-qualified analysts. To give everyone an opportunity to participate, please keep it to one or two questions and then please requeue.
Also with us this afternoon to take questions are BMO’s business unit heads — Tom Milroy from BMO Capital Markets, Gilles Ouellette from the Private Client Group, Frank Techar, Head of P&C Canada and Ellen Costello from P&C U.S.
At this time, I’d like to caution our listeners by stating the following on behalf of those speaking today. Forward-looking statements may be made during this call, and they are subject to a variety of risks and uncertainties. Actual results could differ materially from forecasts, projections, or conclusions in the forward-looking statements.
You can find information about the material factors that could cause our actual results to so differ, and information about the material factors and assumptions that were applied in drawing conclusions or making the forecasts or projections in these forward-looking statements on pages 29 and 30 of our 2010 annual MD&A and on page 5 of our First Quarter 2011 Report to Shareholders.
With that said, I’ll hand things over to Bill.

Bill Downe - BMO Financial Group — President & CEO
Thank you, Viki, and good afternoon everyone. As noted, my comments may include forward-looking statements.
BMO’s first quarter results signal a strong start to 2011. This performance reflects a continuation of the momentum we demonstrated throughout 2010, momentum that’s been building for the past few years. The quarter again featured good growth in each of our operating groups, supported by consistent themes:
Strong top line growth; Expense in line with expectations, as we invest in our businesses; Loan loss trends that are generally positive; A rising return on equity; and continued strength in our capital position.
We also continue to add depth to our executive management team. As most of you are aware, our CFO, Russ Robertson will lead the Marshall & Illsley integration and Chair the Executive Steering Committee overseeing the process; and Tom Flynn has been appointed our new Chief Financial Officer. Both appointments are effective following our Annual General Meeting on March 22nd.
I also want to acknowledge two other key appointments:
Surjit Rajpal is succeeding Tom as Chief Risk Officer. Surjit’s career with BMO — which in fact began in risk management, has spanned over 25 years. He has held important roles in our capital markets business and his deep understanding of credit and market risk decisioning make him an excellent choice.

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
Second, Doug Stotz was recently appointed BMO’s Chief Marketing Officer. Doug joins us from Bain & Company and spent ten years with FleetBoston Financial where he was responsible for retail banking products. Doug brings to BMO some very specific expertise in customer analytics, customer profitability and building customer advocacy, and he’ll play a key role in strengthening our brand in the U.S..
The strength of our leadership provides confidence in our ability to execute on our strategic initiatives while maintaining visible momentum in each of our businesses.
Let’s turn to our Q1 results.
Net income was a strong $776 million, 18% above last year and up 5% sequentially. Cash EPS came in at $1.32 per share. Our ROE was 15.7%, rising both from last year, and from the previous quarter.
Pre-tax, pre-provision earnings in the quarter reached $1.3 billion, up 10% from a year ago and a new high for BMO.
Provisions for credit losses were $248 million, down from a year ago and Tom will provide more colour on credit later in the call.
BMO remains well capitalized with a strong balance sheet and liquidity position. As at January 31, 2011, based on fully implemented Basel III 2019 rules, our Common Equity Ratio is estimated to be 8.2%. Our Tier 1 Capital Ratio on a Basel II basis was 13% at the end of the quarter, down from Q4 largely due to higher risk weighted assets and the redemption of an innovative instrument in the quarter.
We delivered strong year over year revenue growth of 10.6% in the first quarter. This compares with expense growth of 11.3% as we continue to invest in our businesses, adding front-line depth, technology and distribution. We continue to have good line-of-sight between investment decisions and top-line performance. We’re confident in meeting our medium-term operating leverage objective of 1.5%.
I’d like to drill down a little deeper to underline our revenue momentum and the opportunities we see ahead.
P&C Canada’s first quarter revenue increased $116 million, or 8.3%. Personal banking grew 7%, driven by volume growth and better spreads on personal lending products and deposits. Commercial banking revenues increased 11%, the result of good year-over-year volume growth in loans and deposits and including a full quarter of the Diners Club acquisition. We see an opportunity to outperform in commercial and we continue to support our customers with tools like BMO Smartsteps for Business and BMO Business Essentials.
P&C U.S. generated revenue growth of $29 million US, or 8.8%, primarily due to the AMCORE transaction, improved loan spreads and deposit balance growth. Average deposits increased $3.8 billion, or 16%, to $27.3 billion, about half from the inclusion of AMCORE, along with an active sales effort in our commercial segment.
First quarter revenue in the Private Client Group increased $111 million, or 19.9%, with solid growth in all of our businesses. This increase was driven by a 12% improvement in client assets under management and administration, in source currency, higher revenue from the insurance business and higher deposit balances and spreads in our brokerage businesses. During the quarter we announced the agreement to acquire Hong Kong-based Lloyd George Management, a boutique asset manager with approximately $6 billion US in assets under management with a significant portion in mainland China and approximately $1 billion in India.
BMO Capital Markets’ Q1 revenue of $963 million was up $120 million, or 14.3%, from a year ago. Trading revenues increased, driven by higher equity and foreign exchange activity, as well as improving

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
market conditions. We have also seen an increase in our investment banking activity, particularly in mergers and acquisitions as confidence builds. Although we expect only moderate growth in lending activity, we’re confident agency and fee businesses will support our top line growth as our various strategic hires gain traction.
We have been consistent in our belief that very good business opportunities will be available to us in the U.S.; and a number of the improving economic trends we are seeing support this confidence. Since last quarter-end, our view of 2011 U.S. GDP growth has increased from 2.4% to 3.2%. That said, the rate of unemployment is slow in recovering and will continue to weigh on the housing market.
Business outlays on machinery & equipment peaked in early 2008 and subsequently fell 20%. Since then, M&E investment has rebounded an estimated 25% and is expected to continue to grow at a brisk pace through the end of this year, spurred by the higher expensing limits under the Small Business Jobs Act. Each of our U.S. businesses is well positioned:
BMO Capital Markets is on a positive trajectory with increased investment banking fee revenue supported by improved M&A activity, and a strong pipeline and expanded distribution capabilities. And, we’re well positioned for a recovery in lending;
In P&C banking, we said previously we aim to be the Bank for Business in the Midwest. Our client alignment initiative, increased productivity and focus on building new relationships has positioned us for growth. This will be enhanced by the addition of M&I, which is also known for its strength in commercial lending; and
In the Private Client group, we’re leveraging the strong partnerships between Wealth, Personal and Commercial Banking and Capital Markets to expand our client base.
Looking at the U.S., it’s clear that the addition of M&I will transform our U.S. platform with added capabilities and scale. The combined business will be advantaged by our strong capital base, proven risk management, and client discipline — bringing together highly reputable and well respected businesses in the Midwest.
Turning more specifically to M&I.
Everything we’ve seen to date supports our initial view about the attractiveness of the transaction, and how transformational it will be. In accordance with the size of this deal, we are taking the right amount of time to plan for integration and are being very deliberate in the choices we’re making. That said, I can update you on our progress on several important fronts.
First, since December 17th, a number of capital-related issues have been clarified including the amount of capital required for Basel III counterparty credit risk and we have updated BMO and M&I capital and risk weighted asset assumptions. With these clarifications, we’ve been able to narrow the projected range of the capital raise we’ll be undertaking, and now anticipate a common equity offering of less than $400 million, prior to closing.
Second, much work has been completed on the organizational design, which gives us confidence that we can hit the ground running, and be in a position to fully implement after closing.
Third, with regards to the name of our combined US business, brand positioning has been crucial to the Bank’s success and importing the most important aspects of our Brand is something we are intensely focused on right now: What we stand for, what is the essence of our business model and how we go to market, and what we do for customers.
Fourth, at the time of announcement, we indicated cost savings of $250 million from the transaction and we expect to meet or exceed this number.

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
And fifth, we’ve been in the market speaking to a number of different businesses and customers. We’re enthusiastic about the revenue growth opportunities and here are some examples:
In commercial banking: increased loan growth and business opportunities including cash management; In personal banking: strong new account openings; In private banking: enhanced profile and a much larger customer base; In asset management, capitalizing on the scale afforded by incremental managed assets and distribution capabilities; and In capital markets: taking advantage of our increased visibility over a significant six-state market.
We look forward to reporting further in the coming months.
And now, I’ll pass it over to Russ to take you through our Q1 financial results in more detail.

Russ Robertson - BMO Financial Group — CFO
Thanks Bill and good afternoon.
As some of my comments may be forward looking, please note the Caution Regarding Forward Looking Statements at the beginning of the presentation.
On slide 10, you can see that first quarter results were strong with net income of $776 million or $1.30 per share, compared to $1.12 last year. On a cash basis, current quarter earnings were $1.32.
We delivered revenues of $3.3 billion and strong top line growth of 10.6% year-over-year with good contributions from all of our operating groups.
BMO’s capital position remains strong.
Turning to slide 11, I’ll touch briefly on the main drivers for revenue growth in the quarter. Non-interest revenue of $1.7 billion was up 15% from a year ago, largely due to strong increases in BMO Capital Markets and Private Client Group, which Bill spoke about earlier.
Net interest income was $1.6 billion in the quarter, up $95 million or 6.1% from a year ago, mainly due to solid growth from our retail businesses.
Quarter-over-quarter, net interest income increased $17 million or 1.1%, reflecting solid growth in BMO Capital Markets and P&C Canada, which was partially offset by a decrease in Corporate Services.
The total bank net interest margin was down 3 basis points year-over-year. Solid increases in our retail businesses were offset by reductions in net interest income in BMO Capital Markets, specifically trading, and in Corporate Services.
Quarter-over-quarter margins were down 7 basis points. There was good growth in P&C U.S., due to improved loan spreads and higher deposit balances, as well as higher deposit spreads in the Private Client Group. That said, growth in BMO Capital Markets’ lower-margin assets and reduced net interest income in Corporate Services resulted in the overall reduction in the net interest margin.
Turning to slide 12, year-over-year expenses increased $207 million or 11.3%. Approximately 45% of the increase was due to continued investment in our P&C businesses, including technology development initiatives and the addition of staff in Canada. Another 15% was due to the effects of our completed acquisitions. In addition, there were higher costs in the Private Client Group and BMO Capital Markets, largely due to increased employee compensation, in line with higher revenues and business investments.
Quarter-over-quarter expenses increased $23 million or 1.2%, mainly due to significantly higher employee costs, offset by lower integration costs associated with our Rockford acquisition and a weaker U.S. dollar. Employee costs were higher due to a $63 million charge for performance-based compensation related to

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
employees eligible to retire that we record in the first quarter of each year. Benefit costs were also higher in Q1, consistent with the timing of the expense.
Before turning to capital, I would like to note that the effective income tax rate was 24.5% in the quarter primarily due to a provision for prior periods’ income taxes recorded in the U.S. segment. The normalized tax rate for this quarter was approximately 300 basis points lower.
On slide 13, you’ll see that our tier 1 capital ratio remains strong at 13.02%. The ratio declined 43 basis points from 13.45% in the fourth quarter largely due to the $400 million redemption of BMO BOaTS — Series B in December, and higher risk-weighted assets, which were $165.3 billion at the end of the first quarter.
The $4.1 billion sequential increase in RWA was primarily due to the adoption of the Advanced Internal Ratings Based approach for Harris Bancorp. This increase was partially offset by lower trading book and securitization RWA.
BMO remains well capitalized before and after we account for our recently announced acquisitions. After incorporating the estimated capital requirements for both M&I and Lloyd George Management at closing and the share exchange with M&I shareholders, the bank’s pro-forma Basel II Common Equity Ratio and Tier 1 Capital Ratio would be approximately 8.8% and 11.0%, respectively, as at January 31, 2011.
On a Basel III basis, the pro forma Common Equity Ratio as at January 31, 2011 is estimated to be 6.4% after including M&I and LGM.
These ratios do not factor in the common equity offering as Bill noted, which would have a positive impact of up to 20 basis points.
Moving to slide 16, P&C Canada had another strong quarter. Net income of $444 million increased 10% from a year ago. Higher revenue was driven by volume growth across most products, the inclusion of one full quarter of the Diners Club franchise revenues, compared to one month in the prior year and an improved net interest margin. Revenue growth was partially offset by slightly higher provisions, due to growth in the portfolio and the addition of the Diners Club business, and higher expenses.
We continue to invest strategically to improve our competitive position while managing our operating expenses prudently. This is reflected in the group’s cash productivity ratio of 50.5% in the first quarter.
Effective this quarter, we changed our disclosure to include cards revenue within our personal and commercial businesses to better reflect how we are managing. For example, with the acquisition of Diners, commercial cards are a more significant part of our commercial product offering. This change is reflected on slide 17.
P&C US net income of $42 million US was down $6 million or 13% from a year ago, largely driven by a higher provision for loan losses. Solid revenue growth, driven by higher deposit balances and improved loan spreads, was offset by higher expenses.
Net income in US dollars increased 12% quarter over quarter mainly due to lower integration costs related to the Rockford transaction, which more than offset the decline in revenues from lower deposit and lending fees.
In the quarter, the inclusion of the Rockford transaction increased revenues and operating expenses by $17 million and $15 million US respectively.
Turning to slide 19, our Private Client Group results of $153 million were up $42MM or 38% from a year ago. Net income from our brokerage, private client and asset management businesses was up a strong

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
20%. Insurance revenue was up both year over year and quarter over quarter, benefiting from the effects of favourable market movements on policyholder liabilities and higher net premium revenues.
Q1 cash productivity ratio of 69.2% improved 350 basis points from a year ago.
Turning to slide 21, BMO Capital Markets’ delivered strong net income of $257 million, up 21% from last year. There was solid trading and improved investment banking fees driving year over year revenue growth of 14% and results also benefited from favourable market conditions. Net income in the quarter was lowered by a provision for prior periods’ income taxes in the U.S. segment.
Quarter over quarter net income was up 20%. Equity trading revenue was significantly higher due to an unfavourable accounting adjustment in the previous quarter. There was also an increase in our investment banking activity, particularly in mergers and acquisitions.
Finally on Slide 23, Corporate Services results were unchanged from the prior year as reduced revenues and higher costs were offset by lower provisions for credit losses.
Revenue was $39 million lower, mostly due to a $27 million reduction in non-interest revenue due to higher funding transaction fees, higher mark-to-market losses on securitization-related swaps and the impact of hedge ineffectiveness. There were also increases in technology investment expenses in the quarter.
In conclusion, our results reflect a quarter of strong earnings underpinned by continued momentum across all of our businesses.
With that I’ll turn things over to Tom.

Tom Flynn - BMO Financial Group — EVP and Chief Risk Officer
Thanks Russ and good afternoon.
Before I begin I draw your attention to the caution regarding forward-looking statements.
I’ll start with slide 29, where we provide a breakdown of our loan portfolio. The portfolio is well diversified both geographically and by segment. 76% of loans are in Canada and 19% in the US. P&C Consumer loans represent 64% of the Canadian portfolio, and 86% of these are secured.
Our US portfolio mix is 44% consumer, and 56% Commercial
The U.S consumer portfolios are relatively evenly spread across first mortgage, home equity and auto loans. Despite economic weakness over the last few years, these portfolios have been performing better than peers.
The US C&I portfolio is well diversified and is performing reasonably given the environment.
The US commercial real estate related sector continues to experience stress; we expect it will take time for it to fully recover. This portfolio is approximately US$3 billion, or 9% of US loans and less than 2% of total loans.
Turning to Slide 30 where we provide information on impaired loan formations. Formations were $283 million for the quarter versus $461 million in Q4 and $456 million a year ago.
The Canadian formations are $120 million, down from $172 million in Q4. The US portfolio continues to account for the majority of formations at $163 million with Commercial Real Estate related sectors making up the largest portion at 33%.

Q1 2011 — BMO Financial Group — Earnings Conference Call — March 1, 2011
Gross impaired loan balances were down at $3.1 billion compared to $3.2 billion in Q4. Excluding loans covered by the 80/20 loss share agreement with the FDIC, impaired loans were $2.7 billion.
Slide 31 details the provision for credit losses by line of business. The consolidated specific provision was $248 million, down from $333 million a year ago.
Moving now to the business segment details that are shown in the table to the right.
The P&C Canada provisions were higher quarter over quarter primarily due to high consumer recoveries in the previous quarter.
P&C US provisions were relatively flat quarter over quarter. We expect provisions in this line of business to continue to be impacted by weak real estate markets and high unemployment through much of 2011.
Capital Markets provisions remained low in the quarter. In general the Capital Markets portfolio continues to stabilize.
Turning to Slide 32 we provide a segmentation of the specific provision by geography and sector.
The Canadian provision was $116 million, down from $138 a year ago. The consumer loan and credit card segments continue to be the largest drivers of Canadian provisions at 38% and 35% respectively.
The US provision was $132 million well below the level of $190 million a year ago.
To summarize for the quarter, credit portfolios continue to benefit from an improving economy. Both formations and provisions are lower than a year ago. Assuming the economy continues to improve and unemployment starts to come down in the U.S., we would expect this to continue.

Message from Bill Downe on our Q1 results
BMO’s first quarter results signal a strong start to 2011. The $776 million in Net Income we posted this quarter is 18% better than Q1 last year and 5% better than last quarter. A deeper look into the results shows continued positive trends:
•	Strong top line growth;

•	Strength in our capital position;

•	A rising return on equity.
Loan loss trends have been generally positive as well. Specific PCLs were $248 million compared to $333 million a year ago.
We delivered strong revenue growth of 10.6% this quarter. As a company, we have been deliberate about the choices we’ve made. The way we are doing business not only reinforces who we are — it is the reason we are adding customers and growing.
In P&C Canada Net Income reached $444 million — 10% better than Q1 2010 and 6% better than last quarter. Q1 revenue increased $116 million, or 8.3%. These results speak for themselves. P&C Canada has inspired our collective imagination about what is possible — and all that we are capable of.
P&C U.S. generated revenue growth of $29 million US, or 8.8%, primarily due to the AMCORE transaction, improved loan spreads and deposit balance growth. Average deposits increased $3.8 billion, or 16%, to $27.3 billion, about half from the inclusion of AMCORE, along with an active sales effort in our commercial segment.
First quarter revenue in the Private Client Group increased $111 million, or 19.9%, with solid growth in all of our businesses. During the quarter we announced the agreement to acquire Hong Kong-based Lloyd George Management — a boutique asset manager with approximately US $6 billion in assets under management with a significant portion in mainland China and approximately US$1 billion in India.
BMO Capital Markets’ Q1 revenue of $963 million was up $120 million, or 14.3%, from a year ago. Trading revenues increased, driven by higher equity and foreign exchange activity, as well as improving market conditions. As confidence in the economy builds, there has been an increase in our investment banking activity, particularly in mergers and acquisitions.
Expenses this quarter increased $207 million — they grew 11.3%. This is partly due to the investments we’re making: in our P&C businesses, in acquisitions, and in our ongoing efforts to enhance customer experience — adding front-line staff and training, technology and distribution, and educational tools for retail customers.
We are in a period where we’re investing in our businesses. I’ve been encouraged by the discipline we’ve had around costs. Because we’ve managed costs well, we’ve had the flexibility to continue investing for our customers.
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The public disclosure associated with the bank’s financial reporting provides a good opportunity to confirm that the plans leading up to the integration of Harris and Marshall & Ilsley are progressing well.
Since January, I’ve had the privilege of meeting with many people at M&I in major cities across the Midwest: Madison, Wausau, Milwaukee, Indianapolis, Minneapolis, St. Louis and Kansas

City. Together with Illinois, this six state area looks like a cross-section of Canada, with large metropolitan cities, smaller cities, communities supported by agriculture and small and medium size businesses. All markets familiar to us. I’m also looking forward to scheduling sessions in Florida and Arizona, markets that are also well known to us through our wealth management presence.
In these sessions — roundtables and town halls — it was striking how similar the conversations were to the discussions in the Company Meetings we held throughout 2010 and again in January.
It is clear that at both M&I and BMO, our priorities and the way employees think about their communities have been critically important to the success of our businesses. We share a common vision about the place we want to occupy in the minds of our customers. We also share common values.
The good news is wherever you sit — at BMO or M&I — the message is the same.
As a company, we understand what is special about doing business locally and that what this means for customers, matters. BMO has a long tradition of community banking — and where we’ve been the most closely attached to the community is where we’ve been most successful. As we move forward, our communities — old and new — can be assured we will continue to be a strong and active presence.
In each city, the important topic of brand came up. Let me say a word or two about this. First, the discussion provided an opportunity to informally share some important aspects of the BMO brand: what we stand for, the essence of our business model, how we go to market, and what we do for customers. These are things that are clearly defined at BMO.
Second, there is an important distinction to be made between a company’s brand... and its name.
The plan related to the naming of the combined bank is straightforward and we are currently market-testing a number of options. The outcome will very simply be defined by consumer attitudes — and a function of preserving the greatest brand equity overall. In the end, it’s the way we do business, which is the true value-add. The name will come to symbolize what the brand stands for — with the logo on the building serving as a reminder to all of the way we do business.
What’s most compelling is the size of the customer opportunity.
Both Harris and M&I have had to deal with an unprecedented U.S. recession and real estate market correction. It has been a struggle for both businesses. But combined, they can lead the market with a turnaround in operational performance.
Together, M&I and Harris have the opportunity to compete to win — we will have a number three market share — or be within reach of number three — in every major U.S. center where we operate in the Midwest. This creates opportunity — not only because we’ll have an enviable footprint — but also from the combined strength of two historic and leading U.S. banking franchises each with a reputation for putting customers’ interests first.
Above all, it’s growth that brings opportunities for employees. Companies grow by staying focused on customers. We have to be out in the market every day — and we still need to ask for the business. In the end, it’s our customers’ success that will define our success. And the opportunity before us is just that: help our customers to be more successful and we will grow.
It’s been a little over two months since the announcement; and it is remarkable how fast the first 60 days have gone. Important work is being done behind the scenes — and you’ll begin to see updates over the course of the next couple of months. Upon the close of the transaction, M&I will become a very important part of BMO Financial Group.

Consistent with the size of this transaction, we are balancing the desire to provide information quickly to reduce uncertainty with the need to take decisions in a very deliberate way — based on facts. Russ Robertson and the integration team have been working hard since December to get us ready to move forward the day the deal closes.
And as we move forward you have my commitment to a fair process and honest communication. Everybody will know where they stand.
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Before signing off, I’d like to draw everyone’s attention to an important new addition to our Annual Ethics & Legal Compliance Learning Program coming this April, one designed to help us ensure we provide distinctive service to our customers living with disabilities. This training rolls out first for Canadian employees. Creating an inclusive and barrier-free workplace is already part of the definition of who we are. Being a bank where customers with disabilities experience independence, dignity, integration and equality of opportunity is, as well.
Thank you, for your contribution to a strong first quarter. The window of opportunity that is before all of us right now, is nothing short of extraordinary.
Bill
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.